Mail Stop 3561

August 16, 2006

Jerry W. Grizzle
Chairman, President and Chief Executive Officer
AMS Health Sciences, Inc.
711 N.E. 39th Street
Oklahoma City, Oklahoma 73105

     Re: AMS Health Sciences, Inc.
               Registration Statement on Form S-3
               Filed July 28, 2006
               File No. 333-136128

Dear Mr. Grizzle:

We have limited our review of your filing to the issues identified in the following comments. No further review of the registration statement has been made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. Section I.A.3(b) of Form S-3 requires that a registrant "has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement." We note you filed an Item 5.02 Form 8-K on March 20, 2006 related to the appointment of a new board member. It does not appear that you timely filed the Form 8-K as required by the form. Please be aware that failure to timely file all reports, including an Item 5.02 Form 8-K, required by Section 13 of the Exchange

Act during the prior twelve months will affect your eligibility to use Form S-3. Please advise as to the basis for your use of Form S-3 or amend your registration statement to use an appropriate form.

2. In this regard, please tell us what consideration your principal executive and principal financial officers have given to your apparent failure to file an Item 5.02 Form 8-K in making their effectiveness conclusion as to disclosure controls and procedures as required by Item 307 of Regulation S-B.

The Offering, page 2

3. You have referred to the securities purchase agreement, the secured convertible term note and the common stock purchase warrant issued to Laurus Master Fund, Ltd. and the common stock purchase warrant issued to Ascendiant Securities, LLC. Please file these agreements or tell us where you have done so.

4. Please disclose the total amount of securities that Laurus Master Fund, Ltd. would obtain upon conversion of the note at the initial fixed conversion price and the percentage of your outstanding securities that this amount represents. Also disclose the circumstances under which any adjustments would be made to the initial fixed conversion price.

Selling Shareholders, page 3

5. Please identify the individuals who have voting or investment control over the shares held by the nonpublic entities named in the table. See Interpretation I.60 of Telephone Interpretation Manual (July 1997) and Interpretation 4S of Regulation S-K section of March 1999 Supplement to Manual.

6. Tell us which selling stockholders, if any, are broker-dealers, and identify them as underwriters.

7. For each selling stockholder that is an affiliate of a broker-dealer, disclose if true that:

- The selling stockholder purchased the shares in the ordinary course of business, and

- At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute them.

8. Please disclose the total percentage of shares that Laurus Master Fund, Ltd. has the right to obtain.

9. We note the disclosure in the second paragraph beneath this heading. Please confirm that you will not rely on rule 416 to cover the registration of shares that may be issuable as a result of the conversion formula.

Plan of Distribution, page 4

10. We note that only 4.99% of the total issuable common shares to Laurus Master Fund under convertible notes and warrants are being registered. Please revise the plan of distribution section to clarify how Laurus intends to dispose of all of the securities that it receives upon conversion of the notes and warrants. For instance, please disclose whether Laurus will rely on rule 144 to sell the common shares or will have AMS Health Sciences, Inc. file another registration statement to cover the remaining unregistered shares.

Undertakings

11. Please revise to include the appropriate undertakings required in Item 512(g) of Regulation S-B.

Exhibit 5

12. Please note that counsel must opine on the corporate laws of Oklahoma.

Form 10-KSB for fiscal year ended December 31, 2005

Exhibit 31.1 and 31.2

13. In future filings, please revise to eliminate the title of the officers in the first line of the certifications.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Howard Baik at (202) 551-3317, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3750 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Ketelsleger, Esq.
        Fax: (405) 228-7436